UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                    FORM 11-K


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


         For the fiscal year ended December 31, 2000


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


         For the transition period from _______________ to ______________


                         Commission File Number: 0-26094




A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

                    SOS Staffing Services, Inc. 401 (k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

                           SOS Staffing Services, Inc.
                             1415 South Main Street
                            Salt Lake City, UT 84115

SOS STAFFING SERVICES, INC. 401(k) PLAN

Financial  Statements and Schedules
As of December 31, 2000 and 1999
And for the Year Ended December 31, 2000

Together With Report of
Independent Public Accountants

Report of Independent Public Accountants


To the Administrative Committee of the
SOS Staffing Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SOS Staffing Services, Inc. 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SOS Staffing Services, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule G, Part III - Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

By: /s/ ARTHUR ANDERSEN
-----------------------
        ARTHUR ANDERSEN LLP


Salt Lake City, Utah
June 25, 2001

SOS Staffing Services, Inc. 401(k) Plan

Index to Financial Statements and Schedules



Statements of Net Assets Available for Benefits as of
   December 31, 2000 and 1999                                            1

Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2000                                  2

Notes to Financial Statements                                          3 - 6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)         7 - 8
   as of December 31, 2000

Schedule G, Part III - Schedule of Nonexempt Transactions
   for the Year Ended December 31, 2000                                  9

SOS Staffing Services, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999


                                                   2000          1999
                                                ----------   ----------
Investments, at fair value:
   Mutual Funds -
     Spartan U.S. Treasury Money Market Fund    $  600,055   $  937,901
     Fidelity U.S. Bond Index Fund                 229,207      228,188
     Loomis Sayles Bond Fund                       180,606      195,900
     Fidelity Puritan Fund                         300,752      432,724
     Fidelity Equity Income I Fund                 550,114      631,250
     Fidelity Spartan U.S. Equity Index Fund       865,996    1,086,888
     Dreyfus Appreciation Fund                     827,182      958,129
     Neuberger Berman Genesis Trust                271,946      295,916
     Manager's Special Equity Fund                 539,993      575,733
     Mercury HW International Fund                  94,870       92,946
     Cohen & Steers Realty Shares Fund              93,610       67,198
     Gabelli Growth Fund                           296,215         --
     Janus Overseas Fund                            73,075         --
     Invesco Technology Fund                       171,417         --
     Fidelity Freedom 2010 Fund                     56,982        9,520
     Fidelity Freedom 2020 Fund                     83,035       13,977
     Fidelity Freedom 2030 Fund                     75,877       31,859
     Templeton Developing Markets Trust               --         67,063

   Other Investments, at fair value:
     SOS Staffing Services, Inc. Common Stock       83,401      143,930
     Participant Loans                              43,536       48,032
     Kemper Advantage III, variable annuity           --         34,419
                                                ----------   ----------
                Total investments                5,437,869    5,851,573
                                                ----------   ----------

Cash                                               150,241       69,908
                                                ----------   ----------

Receivables:
   Participant contributions                        64,055       68,224
   Employer contributions                          185,528      278,515
                                                ----------   ----------
                Total receivables                  249,583      346,739
                                                ----------   ----------
Net assets available for benefits               $5,837,693   $6,268,220
                                                ==========   ==========

               The accompanying notes to financial statements are
                      an integral part of this statement.

SOS Staffing Services, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000



Additions:
   Contributions -
     Participants                                    $ 1,881,455
     Employer                                            173,589
     Rollovers                                            87,602
                                                     -----------
                Total contributions                    2,142,646
                                                     -----------
   Investment income (loss) -
     Net depreciation in fair value of investments      (537,891)
     Interest and dividends                              385,809
                                                     -----------
                Total investment loss, net              (152,082)
                                                     -----------
                Total additions, net                   1,990,564
Deductions:
   Benefits paid to participants                      (2,421,091)
                                                     -----------
Net decrease in net assets available for benefits       (430,527)
Net assets available for benefits:
   Beginning of year                                   6,268,220
                                                     -----------
   End of year                                       $ 5,837,693
                                                     ===========

               The accompanying notes to financial statements are
                      an integral part of this statement.

SOS Staffing Services, Inc. 401(k) Plan

Notes to Financial Statements


(1)      Plan Description

The following description of the SOS Staffing Services, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established by SOS Staffing Services, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and its subsidiaries. The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The trustee of the Plan is Reliance Trust Company.

Employees of SOS Staffing Services, Inc. who complete 1,000 hours of service during a 12-month period and who have reached the age of 21 are eligible to participate in the Plan. Employees of Inteliant Corporation ("Inteliant"), a subsidiary of the Company, who have reached the age of 21 are eligible to participate in the Plan as of the ninety-first day following the day on which the employee first performs an hour of service. Effective January 1, 2000, the Company amended the Plan to treat the employees of Inteliant as a separate line of business for purposes of operational testing. The Plan excludes all employees of the Company and all of its subsidiaries except Inteliant who are highly compensated as defined by the Internal Revenue Service ("IRS"). Inteliant employees who are highly compensated are allowed to participate in the Plan.

Contributions

Eligible employees can elect to make contributions to the Plan and such contribution amounts are subject to certain limitations under the IRC. The Company can elect to make discretionary matching contributions to the Plan. For the year ended December 31, 2000, the Company provided a matching contribution equal to 33-1/3 percent of each eligible participant's contribution up to a maximum matching contribution of $2,000 per participant.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as defined by the Plan. A participant vests in employer matching contributions according to the following schedule:

                           Less than three years                         0%
                           Three years                                  50%
                           Four years                                   75%
                           Five years or more                          100%
Forfeitures

At December 31, 2000, forfeited nonvested accounts totaled approximately $149,952. These amounts will be used to reduce future employer contributions.

Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump sum distribution or an annuity to be paid in monthly installments.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Investment Options

As of December 31, 2000, participants may direct their contributions, the employer matching contributions and any related earnings into several investment options. Participants may change their investment elections on a daily basis. A brief description of each investment option is provided below:

         Spartan U.S. Treasury Money Market Fund
         ---------------------------------------
         This fund's objective is to seek high current income while maintaining a stable share price by investing in high quality, short-term money market securities, such as U.S. Treasury securities.

         Fidelity U.S. Bond Index Fund
         -----------------------------
         This fund's objective is to track, rather than beat, the performance of the Lehman Brothers Aggregate Bond Index by investing in various types of medium to high-quality debt obligations.

         Loomis Sayles Bond Fund
         -----------------------
         This fund's objective is to obtain high total investment return through a combination of current income and capital appreciation. The fund normally invests all of its assets in fixed income securities, although up to 20 percent of its total assets may be invested in preferred stocks.

         Fidelity Puritan Fund
         ---------------------
         This fund's objective is to seek income consistent with preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding common stocks, preferred stocks and bonds of any quality.

         Fidelity Equity Income I Fund
         -----------------------------
         This fund's objective is to seek reasonable income by investing mainly in income-producing equity securities and those that offer potential for capital appreciation.

         Fidelity Spartan U.S. Equity Index Fund
         ---------------------------------------
         This fund's objective is to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 index while keeping transaction costs and other expenses low.

         Dreyfus Appreciation Fund
         -------------------------
         This fund's primary objective is to seek long-term capital growth consistent with the preservation of capital with a secondary goal of current income. The fund generally invests 80 percent of net assets in the common stock of U.S. and foreign companies.

         Neuberger Berman Genesis Trust
         ------------------------------
         This fund's investment objective is capital appreciation. The fund invests primarily in common stocks and securities convertible into or exchangeable for common stocks of companies with small-to-medium market capitalization.

         Manager's Special Equity Fund
         -----------------------------
         This fund's objective is to seek long-term capital appreciation from investments in companies with the potential for long-term growth as well as undervalued investments. The fund invests principally in equity securities of small- to medium-sized U.S. companies.

         Mercury HW International Fund
         -----------------------------
         This fund's objective is to seek to provide current income and long-term growth of income, accompanied by growth of capital. The fund invests primarily in international equity securities.

         Cohen & Steers Realty Shares Fund
         ---------------------------------
         This fund's objective is to seek maximum total return through both current income and capital appreciation. This fund invests primarily in real estate investment trusts.

         Gabelli Growth Fund
         -------------------
         This fund's objective is to seek capital appreciation and current income by investing in a diversified portfolio of readily marketable common stocks and convertibles that are believed to be undervalued and to have favorable prospects for earnings growth.

         Janus Overseas Fund
         -------------------
         This fund's objective is to seek long-term growth of capital by investing the majority of its assets in common stocks of issuers located in at least five foreign countries.

         Invesco Technology Fund
         -----------------------
         This fund's objective is to seek capital appreciation by investing in the equity securities of companies engaged in technology-related fields.

         Fidelity Freedom 2010 Fund
         --------------------------
         This fund's objective is to seek total return by investing in a combination of underlying Fidelity mutual funds. The fund's target allocations are 69 percent of assets in equity funds and 31 percent in fixed income funds.

         Fidelity Freedom 2020 Fund
         --------------------------
         This fund's objective is to seek total return by investing in a combination of underlying Fidelity mutual funds. The fund's target allocations are 83 percent of assets in equity funds and 17 percent in fixed income funds.

         Fidelity Freedom 2030 Fund
         --------------------------
         This fund's objective is to seek total return by investing in a combination of underlying Fidelity mutual funds. The fund's target allocations are 85 percent of assets in equity funds and 15 percent in fixed income funds.

         SOS Staffing Services, Inc. Common Stock
         ----------------------------------------
         This option is a non-diversified investment in the outstanding common stock of SOS Staffing Services, Inc.

         Participant Loans
         -----------------
         The Participant Loan Fund is invested solely in promissory notes executed by participants. The Plan document does not allow for participant loans. However, a retirement plan of one of the Company's subsidiaries allowed for participant loans prior to merging with the Plan. All loans outstanding from the subsidiary's plan at the time of the merger remained outstanding subsequent to the merger. As of December 31, 2000, the loans bear interest at rates ranging from 9.25 to 9.5 percent. These loans will be repaid within the next ten years. All loans, regardless of term, become due and payable when the participant's employment terminates.

(2)      Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Mutual funds are valued at net asset value as reported by the fund. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Participant loans are reported at book value, which approximates fair value.

Net Appreciation (Depreciation) in Fair Value of Investments

The fair market values of all investments are determined at the end of each Plan year. Unrealized appreciation or depreciation of investments is determined by comparing the fair market value of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the current Plan year) with the fair market value at the end of the Plan year.

Realized gains or losses are determined by comparing the sales price of each investment as of the disposition date with the fair market value at the beginning of the Plan year (or at the date of purchase for investments acquired during the current Plan year).

Benefits

Payments of benefits to participants are recorded when paid.

Administrative Expenses

The Company pays all administrative expenses of the Plan.

(3)      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 9, 2000 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(4)      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.

(5)      Nonexempt Transaction

For the year ended December 31, 1998, the Company's failure to remit participant employee contributions to the Plan no later than the 15th business day of the month following the month in which the contribution was withheld by the employer constituted a lending of such monies (bearing interest at approximately 16.5 percent) to the Company. As such, this transaction between the Company and the Plan represented a nonexempt transaction as described in the Schedule of Nonexempt Transactions. The deemed loans were repaid to the Plan on June 28, 2000.

SOS Staffing Services, Inc. 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2000


            (b) Identity of Issuer,
                Borrower, Lessor                     (c) Description                   (d)   Current
  (a)           or Similar Party                         of Investment                       Value
-------- ------------------------------------------- ------------------------------- -----------------
   *     Spartan U.S. Treasury Money Market Fund     600,055 shares of                 $     600,055
                                                     money market fund

   *     Fidelity U.S. Bond Index Fund               21,644 shares of                        229,207
                                                     mutual fund

         Loomis Sayles Bond Fund                     16,330 shares of                        180,606
                                                     mutual fund

   *     Fidelity Puritan Fund                       15,972 shares of                        300,752
                                                     mutual fund

   *     Fidelity Equity Income I Fund               10,296 shares of                        550,114
                                                     mutual fund

   *     Fidelity Spartan U.S. Equity Index Fund     18,500 shares of                        865,996
                                                     mutual fund

         Dreyfus Appreciation Fund                   19,264 shares of                        827,182
                                                     mutual fund

         Neuberger Berman Genesis Trust              10,166 shares of                        271,946
                                                     mutual fund

         Manager's Special Equity Fund               7,031 shares of                         539,993
                                                     mutual fund

         Mercury HW International Fund               3,860 shares of                          94,870
                                                     mutual fund

SOS STAFFING SERVICES, INC. 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Continued) As of December 31, 2000


            (b) Identity of Issuer,
                Borrower, Lessor                     (c) Description                   (d)   Current
  (a)           or Similar Party                         of Investment                       Value
-------- ------------------------------------------- ------------------------------- -----------------

         Cohen & Steers Realty Shares Fund           2,115 shares of                   $      93,610
                                                     mutual fund

         Gabelli Growth Fund                         7,838 shares of                         296,215
                                                     mutual fund

         Janus Overseas Fund                         2,753 shares of                          73,075
                                                     mutual fund

         Invesco Technology Fund                     2,868 shares of                         171,417
                                                     mutual fund

   *     Fidelity Freedom 2010 Fund                  4,117 shares of                          56,982
                                                     mutual fund

   *     Fidelity Freedom 2020 Fund                  5,703 shares of                          83,035
                                                     mutual fund

   *     Fidelity Freedom 2030 Fund                  5,058 shares of                          75,877
                                                     mutual fund

   *     SOS Staffing Services, Inc.                 47,658 shares of                         83,401
                                                     common stock

   *     Participant loans                           Interest rates ranging from              43,536
                                                     9.25% to 9.5%






   *     Denotes party-in-interest

SOS STAFFING SERVICES, INC. 401(k) PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions
For the Year Ended December 31, 2000


                    Relationship to Plan,  Description of Transactions, Including Maturity
Identity of Party   Employer or Other      Date, Rate of Interest,                                               Interest Incurred
Involved            Party-in-Interest      Collateral and Maturity                               Amount Loaned   on Loan
------------------- ---------------------- ----------------------------------------------------- --------------- -----------------
SOS Staffing        Employer               Lending of monies from the Plan to the employer       $9,627          $3,430(a)
Services, Inc.                             (contributions not timely remitted to the Plan),
                                           deemed loan dated July 1, 1998, maturity June 28,
                                              2000 with interest at 16.5%




(a) Interest of $3,430 was remitted to the Plan on June 28, 2000

                                   SIGNATURES



         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.


                  SOS STAFFING SERVICES, INC 401 (k) PLAN

Date: June 28, 2001                        By: /s/ John K. Morrison
-------------------                        ------------------------
                                                   John K. Morrison
                                                   General Counsel & Secretary
                                                   SOS Staffing Services, Inc.

                                  EXHIBIT INDEX


The following exhibits are filed as part of this Annual Report on Form 11 (k)


Exhibit
Number               Description
------               -----------

23.1                 Consent of Arthur Andersen LLP